[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 11, 2013

VIA HAND DELIVERY AND EDGAR

Mr. Mark S. Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	First PacTrust Bancorp, Inc.
Registration Statement on Form S-4
Filed January 3, 2013
File No. 333-185869
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-49806

Dear Mr. Webb:

On behalf of First PacTrust Bancorp, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on January 3, 2013 (as amended, the “Registration Statement”) contained in your letter dated January 30, 2013 (the “Comment Letter”), we are submitting this letter containing the Company’s responses to the Comment Letter. This letter supplements the Company’s initial responses to comments 13 through 17 of the Comment Letter, which initial responses were contained in the letter to you dated February 5, 2013 (the “Initial Response Letter”). No changes have been made to the previously submitted responses to comments 1 through 12 of the Comment Letter. In connection with the Initial Response Letter, the Company filed an amendment to the Registration Statement (“Amendment No. 1”) on the date of the Initial Response Letter.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter followed by our response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Mark S. Webb

United States Securities and Exchange Commission

February 11, 2013

Registration Statement on Form S-4

General

1.	Please consider the updating requirements of Regulation S-X 3-12 and tell us how you intend to satisfy them.

RESPONSE: We respectfully advise the Staff that the Company has considered and reviewed in detail the updating requirements of Regulation S-X 3-12. Presently, the Company intends to request that the Registration Statement be declared effective, and to mail the related proxy statement/prospectus in accordance with the Commission’s rules and regulations, on or prior to February 14, 2013. If the Registration Statement is not declared effective, or if the Company is unable to mail the related proxy statement/prospectus, on or prior to February 14, 2013 and the Company does not meet the conditions prescribed under Regulation S-X, Rule 3-01(c), then the Company will update the financial statements contained in the Registration Statement, in accordance with the rules and regulations of the Commission, including Regulation S-X 3-12, by subsequent amendment thereto.

2.	Please confirm, if true, that PBOC’s financial projections have not been provided to First Pactrust.

RESPONSE: The Company confirms that it has not been provided PBOC’s financial projections.

Risk Factors, page 31

3.	Please move this section in its entirety so that it is located directly after the Summary. Refer to Item 503(c) of Regulation S-K.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. The Risk Factors section can now be found on page 15, directly after the Summary.

The completion of the merger may trigger change in control provisions, page 33

4.	We note that First PacTrust has entered into many agreements to avoid the triggering of these provisions; please elaborate on why you view this as a potential risk, what parties have not entered into an agreement and what the potential liability may be if they do not.

RESPONSE: The Registration Statement has been revised on page 17 in response to the Staff’s comment, by deleting this risk factor.

Mark S. Webb

United States Securities and Exchange Commission

February 11, 2013

The Merger, page 40

5.	Please do not qualify your discussion in this section; although you may refer investors to the agreement for more detailed information, you must provide the material terms of the agreement in this section.

RESPONSE: The Registration Statement has been revised on page 41 in response to the Staff’s comment.

Recommendation of PBOC’s Board of Directors, page 43

6.	Please supplementally provide to the staff the board books or other materials, including projections, the boards considered in making their recommendations to shareholders.

RESPONSE: The presentation materials prepared by Milestone Advisors, LLC in connection with its opinion, dated August 21, 2012, to PBOC’s board of directors summarized under the caption “Opinion of Milestone Advisors, LLC,” are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. By separate letter, counsel also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83. No other board books or other materials were prepared for, or presented to, the PBOC board of directors in connection with their review of the First PacTrust transaction and recommendation thereof.

Opinion of Milestone Advisors, LLC, page 52

7.	Please disclose the aggregate amount paid to Milestone by PBOC or First PacTrust over the past two years, as required by Section 1015 (b)(4) of Regulation M-A. Please include compensation for the investment banking, broker dealer, and other services you have disclosed, in the aggregate amount.

RESPONSE: The Registration Statement has been revised on page 53 in response to the Staff’s comment.

Interests of PBOC’s Directors and Executive Officers in the Merger, page 53

8.	In this section, you refer to many agreements that have been executed in connection with the merger but do not appear to have been filed as exhibits. Please file these exhibits, and any other material agreements, with your next amendment.

RESPONSE: In response to the Staff’s comment, the Registration Statement has been revised to include, as Exhibits 10.2, 10.3, 10.4, 10.5 and 10.6 thereto, respectively, (i) the Employment Agreement, dated August 21, 2012, by and between David R. Misch and First PacTrust, (ii) the Letter Agreement, dated August 21, 2012, by and among Nick

Mark S. Webb

United States Securities and Exchange Commission

February 11, 2013

Zappia, PBOC and First PacTrust, (iii) the Letter Agreement, dated August 21, 2012, by and among Richard A. Smith, PBOC and First PacTrust, (iv) the Change in Control and Severance Agreement, dated January 3, 2012, by and between PBOC and Joyce N. Kaneda, and the First Amendment thereto, dated as of February 5, 2013 and (v) the Change in Control and Severance Agreement, dated April 2, 2012, by and between PBOC and Suzanne Dondanville, and the First Amendment thereto, dated as of February 4, 2013.

9.	We note that Messrs. Misch, Smith, and Zappia, will continue employment with First PacTrust after the merger has been completed. To the extent that these individuals will serve as executive officers, please provide the information required by Item 18(a)(7).

RESPONSE: The Company confirms that Messrs. Smith and Zappia will not serve as executive officers of the Company following the completion of the merger. The Company has not yet made a definitive determination as to whether Mr. Misch will be deemed to be an executive officer of the Company following the completion of the merger. In light of this uncertainty, the Registration Statement has been revised on page 58 to include the information required by Item 18(a)(7)(i) of Form S-4 (the information required by Item 401 of Regulation S-K) and 18(a)(7)(iii) of Form S-4 (the information required by Item 404 of Regulation S-K). Based on Mr. Misch’s anticipated title, compensation, duties and responsibilities at the Company following the completion of the merger, Mr. Misch will not be a “named executive officer” of the Company, as defined in Item 402 of Regulation S-K. In addition, the Company has no current intention to appoint Mr. Misch to the Company’s board of directors following the completion of the merger.

10.	We note your disclosure that “Richard Pachulski, a member of the board of directors of PBOC, has agreed to serve as the Chairman of a new Advisory Board to be formed by First PacTrust.” Please revise your disclosure to clarify whether this is a Board position, and executive officer position, or a consulting arrangement and what, if any, compensation is anticipated. Please file any agreement memorializing this arrangement with your next amendment.

RESPONSE: The Registration Statement has been revised on pages 54 and 59 in response to the Staff’s comment. The Registration Statement has been revised to include, as Exhibit 10.7, the Voting and Support Agreement, dated August 21, 2012, by and between First PacTrust Bancorp, Inc. and Richard M. Pachulski, memorializing, in paragraph 16 thereof, Mr. Pachulski’s agreement to serve as Chairman of the Advisory Board.

Mark S. Webb

United States Securities and Exchange Commission

February 11, 2013

Material U. S. Federal Income Tax Consequences of the Merger, page 80

11.	Please revise to make clear this discussion is the opinion of Wachtell or based on an opinion that has been filed, not one to be delivered at closing.

RESPONSE: The Registration Statement has been revised on page 84 in response to the Staff’s comment. The Registration Statement has been revised to include, as Exhibit 8.1, an opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters.

Where You Can Find More Information, page 117

12.	You can only incorporate future proxy statements into Form S-4; please revise.

RESPONSE: The Registration Statement has been revised on page 121 in response to the Staff’s comment.

Form 10-K for the Year Ended December 31, 2011 Lending Activities, page 3

13.	Please revise future filings to provide a more detailed discussion of your Green Accounts, including their significant features and how they compare to your other equity line products.

RESPONSE: The Company confirms that it will revise future filings as described in the Staff’s comment. Please see Annex A attached to this letter for proposed disclosures to be incorporated into the Company’s future filings.

14.	Considering the different types of loans in your Green Account portfolio, please revise future filings to include a tabular presentation of the loans included in it.

RESPONSE: The Company confirms that it will revise future filings as described in the Staff’s comment. Please see Annex A attached to this letter for proposed disclosures to be incorporated into the Company’s future filings.

15.	Regarding your numerous interest only products, please revise filings to provide a tabular presentation that disaggregates them by loan/product type and that identifies when they become fully amortizing. Discuss how your policies and procedures capture the risks associated with the increased payment requirements borrowers will have when the loans begin to amortize.

RESPONSE: The Company confirms that it will revise future filings as described in the Staff’s comment. Please see Annex A and Annex C attached to this letter for proposed disclosures to be incorporated into the Company’s future filings.

16.	Please revise future filings to discuss why filing Call Reports should allow you to better reflect the terms and characteristics of Green Accounts mortgage loans.

RESPONSE: The Company respectfully advises the Staff that the statement referred to in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 was intended to reflect the view of the Company that its then-pending transition to filing Call Reports with the Office of the Comptroller of the Currency and FDIC would provide for further disaggregation of (and therefore greater transparency regarding) its

Mark S. Webb

United States Securities and Exchange Commission

February 11, 2013

loan portfolio in its regulatory reports. However, as the Company has already completed the transition to filing Call Reports during 2012, the Company believes that such statement is no longer relevant to the Company and its investors or other the readers of its filings. Accordingly, the Company will revise future filings to not include any statement regarding Call Reports allowing the Company to better reflect its Green Account mortgage loans in its regulatory reports.

17.	Please revise future filings to disclose the percentage of HELCO’s in which you own the first deed of trust. Describe the procedures you follow for monitoring credit quality for those HELCO’s where you do not own the first deed of trust.

RESPONSE: The Company confirms that it will revise future filings as described in the Staff’s comment. Please see Annex B and Annex C attached to this letter for proposed disclosures to be incorporated into the Company’s future filings.

In the event that the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MMGuest@wlrk.com, or my colleague Edward J. Lee at (212) 403-1155 or by email at EJLee@wlrk.com.

Sincerely,
/s/ Matthew M. Guest
Matthew M. Guest

cc.	Via E-mail

John C. Grosvenor

First PacTrust Bancorp, Inc.

Annex A

NONTRADITIONAL RESIDENTIAL MORTGAGE PORTFOLIO

Overview

The Company’s non-traditional mortgage portfolio (“NTM”) is comprised of three interest only products: (1) “Green Account” products, (2) “hybrid” interest only adjustable rate mortgage (“ARM”) products and (3) a small number of negative amortizing ARM products. As of December 31, 2012, NTM products totaled approximately $358 million, or 39% of the Company’s total loan portfolio.

The following table provides a breakdown of the Company’s NTM products, as of the dates indicated:

	December 31,
	2012			2011			2010			2009			2008
(Dollars in thousands)	Count	Amount	% of NTM	Count	Amount	% of NTM	Count	Amount	% of NTM	Count	Amount	% of NTM	Count	Amount	% of NTM
Green Account	212	$198,215	55.3%	245	$219,502	60.1%	255	$219,564	52.7%	239	$227,800	45.3%	224	$193,384	35.0%
Hybrid Interest-Only ARM	180	140,813	39.3%	203	124,135	34.0%	272	166,766	40.0%	382	243,710	48.4%	489	323,321	58.6%
Negative Amortizing ARM	40	19,262	5.4%	45	21,525	5.9%	52	30,142	7.2%	55	31,755	6.3%	61	35,293	6.4%

Total NTM Loans	432	$358,290	100.0%	493	$365,161	100.0%	579	$416,472	100.0%	676	$503,265	100.0%	774	$551,998	100.0%

Green Account Products

As of December 31, 2012 the Company had Green Account products of $198.2 million, or 55% of the total NTM portfolio. A Green Account loan is a first trust deed revolving line of credit that permits the borrower to choose to add the amount of scheduled interest only payments to the balance of the loan until the loan reaches its maximum credit limit. Therefore, a Green Account loan could experience a significant period of time without the borrower having to make any payments, until the maximum credit limit is reached. When the maximum credit limit is reached, the borrower is required to begin making the interest only payments. A Green Account loan has a 15 year term, and the borrower payments remain interest only for the entirety of such 15 year term, with a balloon payment due at maturity. The interest rate on Green Account loans is fixed for the first three years and then adjusts on a monthly basis. The underwriting criteria for this product generally required higher FICO scores and lower loan-to-value (“LTV”) limits, than the Company’s other residential lending products. The Company discontinued originating Green Loans as of Q4, 2011.

The following table provides further information regarding the Company’s Green Account loans by type, as of the dates indicated:

	December 31,
	2012		2011		2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate 1-4 family first mortgage	$198,215	100.0%	$219,502	100.0%	$215,395	98.1%	$208,945	91.7%	$192,586	99.6%
Real estate 1-4 family junior lien mortgage	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Land	—	0.0%	—	0.0%	4,168	1.9%	18,855	8.3%	798	0.4%

Total Green Account loans	$198,215	100.0%	$219,502	100.0%	$219,564	100.0%	$227,800	100.0%	$193,384	100.0%

The Green Account portfolio declined by $21.1 million, or 9.3% from December 31, 2011 to December 31, 2012 primarily due to $2.4 million that was refinanced to traditional mortgage products, portfolio runoff and discontinuation of originations in 2011. Green Account loans were 78% and 81% non owner occupied as of December 31, 2012 and 2011, respectively.

As of December 31, 2012 and December 31, 2011, $5.7 million and $2.0 million, respectively, of the Company’s Green Accounts were non-performing.

Hybrid Interest Only ARM

As of December 31, 2012, the Company had hybrid interest only ARM loans of $140.8 million, or 39% of the total NTM portfolio. Hybrid interest only ARM products allow for interest only payments during the first 1, 3, or 5 years of the loan, during which time the interest rate is fixed. After the initial interest only period, the interest rate (and, therefore, payment requirements) begin to adjust on an annual basis, with fully amortizing payments (principal and interest) calculated over the remaining term.

The following table provides further information regarding the Company’s hybrid interest only ARM loans, as of the dates indicated:

	December 31,
	2012		2011		2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate 1-4 family first mortgage	$140,700	99.9%	$122,134	98.4%	$148,185	88.9%	$224,404	92.1%	$301,494	93.2%
Real estate 1-4 family junior lien mortgage	113	0.1%	114	0.1%	183	0.1%	451	0.2%	196	0.1%
Land	—	0.0%	1,887	1.5%	18,399	11.0%	18,855	7.7%	21,631	6.7%

Total Hybrid I/O ARM loans	$140,813	100.0%	$124,135	100.0%	$166,766	100.0%	$243,710	100.0%	$323,321	100.0%

As of December 31, 2012 and December 31, 2011, the 1-4 family first mortgages increased to $140.7 million from $122.1 million. Originations were $150 million and $43 million for 2012 and 2011 respectively. In conjunction with concentration management practices, the Company sold $61.6 million and $0 loans in 2012 and 2011, respectively.

As of December 31, 2012 and 2011, $5.7 million and $12.3 million, respectively, of the Company’s hybrid interest only ARM loans were non-performing.

Negative Amortizing ARM

As of December 31, 2012, the Company had negative amortizing ARM (“Neg Am”) loans of $19.3 million or 5% of the total NTM portfolio. Neg Am loans have interest rates that adjust monthly, but scheduled monthly payment amounts that adjust only on an annual basis. If the interest rate increases and the monthly interest only payment amount is accordingly not sufficient to cover the monthly interest accrued, the difference is added to the principal balance of the loan. When the principle balance of a Neg Am loan a specified maximum limit of 110% - 120% of the original loan amount, the loan and payment obligations are recalculated to reflect fully amortizing payments over the remaining term of the loan. The Company discontinued offering this product in 2007.

The properties that secure our NTM portfolio are primarily located in our geographic footprint of the southern California coastal communities in San Diego, Orange and Los Angeles Counties. The continued economic stress on home prices in these markets has caused performance in these portfolios to remain weaker than historical levels prior to 2008.

The following table includes further information regarding the Company’s loans with the potential for negative amortizations for the dates indicated:

	December 31,
	2012		2011		2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate 1-4 family first mortgage	$19,262	100.0%	$21,525	100.0%	$30,142	100.0%	$31,755	100.0%	$35,293	100.0%
Real estate 1-4 family junior lien mortgage	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Land	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%

Total loans with the potential for negative amortization	$19,262	100.0%	$21,525	100.0%	$30,142	100.0%	$31,755	100.0%	$35,293	100.0%

As of December 31, 2012 and December 31, 2011, the negative amortization loan balance continued to decline to $19.3 million from $21.5 million. The bank discontinued origination of negative amortization loans in 2007.

As of December 31, 2012 and December 31, 2011, zero and $0.9 million, respectively, of the Company’s loans with the potential for Negative Amortization were non-performing.

Underwriting

Our NTM products are currently underwritten based on complete walk through appraisals. The Company discontinued offering Neg Am products in 2007 and discontinued offering Green Account loans in 2011. The Company continues to originate hybrid interest only ARM loans today using underwriting guidelines that require full income documentation, minimum FICO scores of 680 and LTV limits based on loan amount, loan purpose and occupancy of the property, with a maximum LTV of 80%. In addition, our underwriting standards apply a fully amortizing payment calculation at 2% above the initial interest start rate.

The table below provides the Company’s NTM portfolio by loan documentation type as of the dates indicated:

	December 31, 2012					December 31, 2011
	Count	Current	Percent	Delinquent	Percent	Count	Current	Percent	Delinquent	Percent
	(Dollars in thousands)					(Dollars in thousands)
NTM - Green Account:
Alt Doc	4	$6,533	3.3%	$367	0.2%	8	$8,921	4.1%	$—	0.0%
Full Doc	110	98,609	49.7%	—	0.0%	130	109,856	50.0%	876	0.4%
Low Doc	93	89,189	45.0%	9,069	4.6%	102	97,040	44.2%	1,730	0.8%
No Doc	5	3,884	2.0%	—	0.0%	5	3,685	1.7%	—	0.0%

	212	$198,215	100.0%	$9,436	4.8%	245	$219,502	100.0%	$2,606	1.2%
NTM - Hybrid I/O ARM:
Alt Doc	33	$33,546	23.8%	$630	0.4%	24	$21,741	17.4%	$480	0.4%
Full Doc	99	69,477	49.3%	—	0.0%	113	53,329	42.6%	2,932	2.3%
Low Doc	39	28,155	20.0%	615	0.4%	54	38,543	30.8%	2,171	1.7%
No Doc	9	9,635	6.8%	—	0.0%	12	11,522	9.2%	2,171	1.7%

	180	$140,813	100.0%	$1,245	0.9%	203	$125,135	100.0%	$7,754	6.2%
NTM - Negative Amortization:
Alt Doc	—	$—	0.0%	$—	0.0%	—	$—	0.0%		0.0%
Full Doc	22	9,617	49.9%	—	0.0%	27	11,579	53.8%	1,619	7.5%
Low Doc	18	9,645	50.1%	421	2.2%	18	9,947	46.2%	—	0.0%
No Doc	—	—	0.0%	—	0.0%	—	—	0.0%	—	0.0%

	40	$19,262	100.0%	$421	2.2%	45	$21,525	100.0%	$1,619	7.5%

Total Non-Traditional Mortgages	432	$358,290		$11,102		493	$366,162		$11,979

The documentation types reflect credit guidelines at the time the loan was originated and do not necessarily reflect current lending practices.

The table below provides the Company’s NTM by delinquency status as of the dates indicated:

	December 31, 2012					December 31, 2011
(Dollars in thousands)	Current	30+	60+	90+	Total	Current	30+	60+	90+	Total
NTM-Green Account	$188,779	$1,411	$2,495	$5,529	$198,215	$216,896	$630	$—	$1,976	$219,502
NTM-Hybrid I/O ARM	139,568	630	—	615	140,813	119,552	2,553	512	2,518	125,135
NTM-Negative Amortization	18,841	—	421	—	19,262	19,906	734	—	886	21,525

Total Non-Traditional Mortgages	$347,188	$2,041	$2,917	$6,144	$358,290	$356,354	$3,917	$512	$5,379	$366,161

Percentage to total	96.9%	0.6%	0.8%	1.7%	100.0%	97.3%	1.1%	0.1%	1.5%	100.0%

The Current loans remained relatively flat from 2011 to 2012. 30+ day delinquencies decreased by $4.8 million primarily due to risk management practices and improving economic environment.

The 60+ day delinquencies increased by $1.8 million as a result of one loan, which became current subsequent to December 31, 2012. The 90+ day delinquencies increased by $2 million related to one $5 million credit that currently has a 83% LTV.

The tables below provides the Company’s NTM portfolio by LTV stratification as of the dates indicated:

	December 31, 2012
	Green Account			Hybrid I/O ARM			Neg Am			Total
	Count	Amount	Percent	Count	Amount	Percent	Count	Amount	Percent	Count	Amount	Percent
	(Dollars in thousands)
<61%	74	$64,521	32.6%	59	$43,684	31.0%	11	$2,442	12.7%	144	$110,648	30.9%
61-81%	66	65,547	33.1%	80	70,477	50.1%	9	5,842	30.3%	155	141,865	39.6%
82-101%	40	37,325	18.8%	24	16,082	11.4%	11	5,450	28.3%	75	58,857	16.4%
>101%	32	30,822	15.5%	17	10,569	7.5%	9	5,528	28.7%	58	46,920	13.1%

Total	212	$198,215	100.0%	180	$140,813	100.0%	40	$19,262	100.0%	432	$358,290	100.0%

	December 31, 2011
	Green Account			Hybrid I/O ARM			Neg Am			Total
	Count	Amount	Percent	Count	Amount	Percent	Count	Amount	Percent	Count	Amount	Percent
	(Dollars in thousands)
<61%	64	$53,917	24.6%	67	$40,809	32.6%	10	$2,263	10.5%	141	$96,988	26.5%
61-81%	104	113,143	51.5%	67	48,703	38.9%	12	10,667	49.6%	183	172,513	47.1%
82-101%	49	34,853	15.9%	43	21,650	17.3%	8	4,162	19.3%	100	60,665	16.6%
>101%	28	17,589	8.0%	26	13,973	11.2%	15	4,433	20.6%	69	35,995	9.8%

Total	245	$219,502	100.0%	203	$125,135	100.0%	45	$21,525	100.0%	493	$366,162	100.0%

Annex B

Home Equity Lines of Credit

The Company holds a portfolio of home equity lines of credit (“HELOC”). At December 31, 2012, the Company held $4.3 million of HELOCs, or 32% of the Company’s total portfolio of HELOCs as of December 31, 2012, where the first trust deed was held by another financial institution. The Company holds the first trust deed with respect to the remaining $9.2 million of its HELOC portfolio. As part of the Company’s focus on managing risk with respect to its HELOC portfolio, the Company’s HELOC origination standards provide for a maximum combined-loan-to-value ratio of 90%. In addition, the Company’s policies emphasize minimum HELOC payment requirements that reduce the outstanding principal balance on a monthly basis. Of the 236 HELOCs in the Company’s portfolio as of December 31, 2012, 209 (or 88%) have minimum payment requirements that reduce the outstanding principal balance on a monthly basis. As of December 31, 2012, the average loan balance in the Company’s HELOC portfolio is $57,100.

The following table provides further information regarding the Company’s HELOC portfolio, as of the dates indicated:

(Dollars in thousands)	December 31, 2012			December 31, 2011
	Count	Amount	Percent	Count	Amount	Percent
First lien-only HELOCs	56	$1,487	11.0%	72	$2,512	15.8%
First lien position held by the Company	123	7,711	57.2%	62	7,067	44.4%
First lien held at other institutions	57	4,278	31.7%	138	6,339	39.8%

Total HELOC’s	236	$13,475	100.0%	272	$15,919	100.0%

As of December 31, 2012 the HELOC portfolio declined by $2.4 million due to portfolio runoff and limited originations.

Annex C

Risk Management of NTM and HELOC Portfolios

The Company has developed and maintains risk management policies and procedures designed to assess and mitigate the risks associated with its NTM and HELOC portfolios, including with respect to the increased payment requirements borrowers will have when interest only loans begin to amortize, and with respect to HELOCs where the Company does not hold the first trust deed. Among them, the Company continually tracks the balances outstanding on all NTM and HELOC products, enabling the Company to identify patterns in borrower repayment or delinquency, and therefore, to anticipate possible delinquencies and credit deterioration relating to such products (for interest only products, taking into account increased payment requirements borrowers will have when the loans begin to amortize). The Company regularly assesses the payment history of borrowers, as well as such borrowers’ FICO credit scores, where permissible, to measure borrower creditworthiness and anticipate potential deterioration in the NTM and/or HELOC portfolios. The Company also regularly tracks the underlying values of properties securing NTM and HELOC products (in the case of HELOCs, with heightened emphasis placed on this value tracking when the Company does not hold the first trust deed), including by obtaining updated automated valuation models on a regular basis, further enabling the Company to monitor and anticipate potential credit deterioration relative to current and future payment requirements. Upon review of updated valuations, the Company evaluates whether any reductions in available lines of credit are appropriate, taken into account factors such as payment requirements upon amortization of its interest only products and whether the Company holds the first trust deed with respect to HELOCs.

Additionally, the Company performs stress testing on its NTM and HELOC portfolios. For example, the testing involves stressing payments on a fully amortizing basis and refreshing the loan level debt to income ratios and FICO scores identifying loans that potentially pose a higher risk of default. The Company currently underwrites NTM mortgages using a fully amortizing payment calculated 2% above the initial start rate.

The Company has, from time to time, engaged third party vendors with access to significant databases of interest only and HELOC products originated or held by other institutions, which allows the Company to evaluate its own NTM and HELOC portfolios and practices against the creditworthiness and payment patterns of borrowers of similar products nationwide, and to adjust its lending practices based on the conclusions of such analysis. In addition, the Company conducts periodic documented reviews of certain NTM and HELOC products where the borrower’s credit reflects a significant deterioration in FICO score and/or the property reflects a significant decrease in collateral value (in the case of HELOCs, taking into account whether the Company holds the first trust deed). Finally, where appropriate and permissible pursuant to the loan documentation and applicable regulations, the Company suspends or decreases lines of credit upon an indication of credit deterioration and has developed internal policies and procedures governing the frequency and depth of review of lines of credit that have been suspended or decreased, the terms of such suspension and appropriate risk rating of those loans, taking into account current and anticipated payment requirements and collateral valuations.

Further, the Company regularly reviews and manages its concentrations of NTM and HELOC products (taking into account whether the Company holds the first trust deed) on a monthly basis to monitor such products against maximum concentration limits (expressed as a ratio of such products to the Company’s capital), which are set by the Company’s board of directors. The Company has taken steps to reduce its concentration in NTM products by ceasing the origination of Green Account loans in the fourth quarter of 2011. The Company also commenced an outreach campaign to inform qualified Green Account loan customers of opportunities to refinance their loans into conventional mortgage loan products. During 2012, $2.4 million of Green Account loans were refinanced into conventional mortgage loans.